Exhibit 99.3
FORM OF LETTER TO STOCKHOLDERS WHO ARE ACTING AS NOMINEES
ENERGY FOCUS, INC.
4,670,000 Shares of Common Stock
Offered Pursuant to Rights Distributed to Stockholders of Energy Focus, Inc.
October 6, 2009
THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 30, 2009, UNLESS EXTENDED BY ENERGY FOCUS, INC.
To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:
     This letter is being distributed to securities dealers, commercial banks, trust companies, and other nominees in connection with the rights offering (the “Rights Offering”) by Energy Focus, Inc. (the “Company”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of its common stock, par value $0.0001 per share (the “Common Stock”). The Rights are being distributed to all holders of record of Common Stock as of 5:00 p.m., New York City time, on October 5, 2009 (the “Record Date”). The Rights, the Rights Offering and the Common Stock are described in the Company’s enclosed Prospectus, dated October 6, 2009 (the “Prospectus”). We are requesting that you contact your clients for whom you hold shares of Common Stock as nominee, and who are to receive the Rights distributable with respect to those shares, regarding the Rights Offering.
     In the Rights Offering, the Company is offering an aggregate of 4,670,000 shares of its Common Stock to raise a maximum of $3.5 million, as described in the Prospectus.
     Each beneficial owner of shares of Common Stock is entitled to one Right for each share of Common Stock owned as of the Record Date. Each Right will entitle the holder to purchase one share of Common Stock (the “Basic Subscription Right”) at the cash price of $0.75 per share (the “Subscription Price”). Stockholders presently hold 15,078,979 shares of Common Stock. We will issue only 4,670,000 shares upon the exercise of Rights, however. If basic subscription requests exceed the number of shares available, we will allocate the available shares pro rata among each stockholder that exercises the Basic Subscription Right in proportion to the number of shares owned by the stockholder on the Record Date relative to the number of shares owned on the Record Date by all stockholders exercising the Basic Subscription Right.
     In addition, each holder of Rights that exercises its Basic Subscription Right in full will be eligible to purchase any portion of the shares of Common Stock not purchased by other stockholders of the Company through the exercise of their Basic Subscription Rights at the same Subscription Price of $0.75 per share (the “Over-Subscription Right”). If over-subscription requests exceed the number of shares available, we will allocate the available shares pro rata among each stockholder that exercises the Over-Subscription Right in proportion to the number of shares owned by the stockholder on the Record Date, relative to the number of shares owned on the Record Date by all stockholders exercising the Over-Subscription Right.
     Fractional Rights or cash in lieu of fractional rights will not be issued in the Rights Offering. Fractional Rights will be rounded up to the nearest whole number. Fractional shares will not be issued in the Offering. They also will be rounded up to the nearest whole number.
     The ownership interest of each holder of Rights will expire if the holder has not exercised them by 5:00 p.m., New York City time, on October 30, 2009, unless the Company extends the Rights Offering initial subscription period as described in the Prospectus (such date and time, as it may be extended, the “Expiration Date”). All exercises of the Rights are irrevocable. Holders of the Rights should read the Prospectus carefully before deciding whether to exercise their Rights.
     The Rights of each holder will be evidenced by the accompanying transferrable subscription rights certificates (the “Subscription Rights Certificate”). If not exercised, the Rights of a holder will cease to have any value as of the Expiration Date.
     We are asking that you contact your clients for whom you hold shares of Common Stock registered in your name(s) or in the name(s) of your nominee(s) to obtain instructions with respect to the Rights.
     Enclosed are copies of the following documents:
1.	A letter about the Rights Offering from our Chief Executive Officer Joseph G. Kaveski;

2.	The Prospectus;

3.	Subscription Rights Certificate;

4.	Instructions as to Use of the Rights Certificate;

5.	Notice of Guaranteed Delivery;

6.	A form of letter and Beneficial Owner Election Form, on which you may obtain your clients’ instructions with regard to the Rights; and

7.	A return envelope addressed to BNY Mellon Shareowner Services, the subscription agent.
     Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed the Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for, pursuant to the Subscription Right, to the subscription agent prior to the Expiration Date, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

     If you hold Rights for the account of more that one client, you may aggregate your exercise of Rights for all your clients, provided that you indentify the number of Rights you are exercising for each client.
     All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the Rights, will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.
     All Rights not exercised by stockholders by the Expiration Date of the initial subscription period will go back to the Company. During a second subscription period running from November 2, 2009 through November 13, 2009 at 5:00 p.m., New York City time, the Company will have the right to issue rights to both stockholders non-stockholders in its sole discretion to purchase any or all shares available in the Offering, but not purchased in the initial subscription period. Please refer to the Prospectus for more information.
     Additional copies of the enclosed materials may be obtained from BNY Mellon Shareowner Services, the information agent. The information agent’s telephone number is (866) 282-4940 (call toll free) or (201) 680-6579 (collect). Any questions or requests for assistance concerning the Rights Offering should be directed to BNY Mellon Shareowner Services, the information agent.
     As always, thank you for your investment in, and continued support of, Energy Focus, Inc.
Very truly yours,
ENERGY FOCUS, INC.
NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF ENERGY FOCUS, INC., THE SUBSCRIPTION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

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